PEOPLES COMMUNITY BANCORP, INC.

2004 ANNUAL REPORT

TO STOCKHOLDERS

TABLE OF CONTENTS

President’s Letter to Stockholders	1

Business of Peoples Community Bancorp, Inc	2

Market Price of Peoples Community Common Shares and Related Stockholder Matters	3

Selected Consolidated Financial and Other Data	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations	10

Consolidated Financial Statements:
Report of Registered Independent Public Accounting Firm	20
Report of Registered Independent Public Accounting Firm	21
Consolidated Statements of Financial Condition	22
Consolidated Statements of Earnings	23
Consolidated Statements of Comprehensive Income	24
Consolidated Statements of Stockholders’ Equity	25
Consolidated Statements of Cash Flows	26
Notes to Consolidated Financial Statements	28

Directors and Executive Officers	60

Banking Locations	61

Stockholder Information	61

Dear Stockholders:

On behalf of Peoples Community Bancorp, Inc., I am pleased to present our Annual Report to Stockholders for fiscal year 2004.  During fiscal 2004 we continued to grow and expand our franchise consistent with our previously stated plans and goals.  As a result of acquisitions and internal growth, the Company has grown significantly from $320.6 million in total assets as of September 30, 2000 to $889.1 million in total assets as of September 30, 2004, with $472.4 million in total deposits and $75.8 million in stockholders’ equity.

During fiscal year 2004, the Bank continued to transition from a relatively small financial institution to a larger independent community bank.  However, the Bank has experienced costs associated with this transformation.  In fiscal 2004, net earnings decreased $855,000, or 23.0% compared to fiscal year 2003.  The decrease in earnings resulted primarily from a $3.2 million increase in general, administrative and other expense of which $2.3 million was due to increased employee compensation and benefits.  The acquisition of two Ohio branch offices in September 2003 resulted in approximately 16 additional staff members.  Additionally, we upgraded our internal audit, loan review and compliance staff to ensure that adequate monitoring and control systems are in place.  Further, in June, 2004, the Bank completed a core processing conversion to provide improved and additional services for our customers, which is reflective of our transition to a full-service, independent community bank.  This resulted in a one-time expense of approximately $488,000.

The foregoing increases in expenses were partially offset by a $1.3 million increase in net interest income in fiscal 2004 compared to 2003.  Continued strong loan origination, despite the ongoing low interest rate environment, as well as the purchase of $147.0 million in adjustable-rate mortgage-backed securities, generated an increase of $3.0 million, or 8.1%, in total interest income for the year ended September 30, 2004 compared to 2003.

We continued to experience asset growth with an increase of $150.4 million, or 20.7% from September 30, 2003.  This growth was primarily driven by an increase in loans of $45.1 million or 8.1% and a $94.3 million or 70.4% increase in mortgage-backed securities.  We have continued to diversify our balance sheet with a loan portfolio of multi-family residential loans, nonresidential real estate loans, construction loans and unsecured commercial loans.  These loans inherently have a higher degree of risk than traditional one-to-four family lending and, as a result, the allowance for loan losses was increased by $1.3 million to a total of $11.0 million.  The allowance for loan losses represented 1.64% of total loans and 182.9% of nonperforming loans at September 30, 2004, compared to 1.57% and 134.2%, at September 30, 2003, respectively.

Deposits have increased from $151.4 million at September 30, 2000 to $472.4 million at September 30, 2004.  The Company continues to place an emphasis on deposit generation through additional branch locations and competitive market pricing.  In October 2004, a 15,000 square-foot office in the Voice of America Centre in Butler County was opened. In addition to a branch retail site, this office will house a portion of the Company’s corporate staff, with approximately 50% of the building leased to a local Chamber of Commerce.

During fiscal 2004, we successfully completed a secondary stock offering generating $26.8 million in net proceeds.  We were very pleased with the participation by our shareholders and the interest from the general public.  The net proceeds from the offering, as well as continued earnings from operations, will facilitate our growth strategy and provide further financial flexibility.  In conjunction with the offering, the Board of Directors declared a quarterly cash dividend of $0.15 per share beginning with the quarter ending June 30, 2004.  As we look forward to fiscal year 2005, we will complete two new branch relocations on the west side of Cincinnati.  We have also entered into a definitive agreement to purchase an Indiana-chartered commercial bank with three branches in Southeast Indiana and total assets at September 30, 2004 of $67.5 million.  Subject to regulatory approval, we anticipate this transaction will close in the third fiscal quarter of 2005.

Over the past five years, we have structured our Bank to take advantage of the opportunities presented by our increasing market presence, the growth potential of the Tri-state region, and the potential for an increasing rate environment. We are committed to being a premier independent community bank, providing superior products and services to our customers and, ultimately, enhancing value to our shareholders.  On behalf of the Directors and Staff, we thank you for your continued support.

Sincerely,

/s/ Jerry D. Williams
Jerry D. Williams
President

Peoples Community Bancorp, Inc.

BUSINESS OF PEOPLES BANCORP

Peoples Community Bancorp, Inc., a Maryland corporation (“Peoples Bancorp” or the “Company”), is a unitary savings and loan holding company which owns all of the outstanding common shares of Peoples Community Bank (“Peoples Bank” or the “Bank”), a federally chartered savings bank.

The Company was formed in December 1999 in connection with the mutual to stock conversion of the Bank, and the sale of 1,190,000 shares of common stock to depositors and members of the community.  The Bank conducts its business from thirteen full service offices in Hamilton, Warren and Butler counties in Southwest Ohio.  The Bank’s business is conducted through an aggressive marketing and selling effort of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Peoples Bank a competitive advantage.  The Bank offers a wide variety of loan products, including single and multi-family residential loans, nonresidential real estate and land loans and construction loans.  In addition, the Bank invests in securities.  The funds for the Bank’s lending and investment activities are primarily provided by deposits and borrowings.  At September 30, 2004, the Company had $889.1 million in total assets, $472.4 million in deposits, $324.5 million in borrowings (excluding subordinated debentures) and $75.8 million of stockholders’ equity.  The Company’s principal executive office is located at 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130.  The Company’s telephone number is (513) 870-3530.

As a result of acquisitions and internal growth, the Company has grown significantly from $320.6 million in total assets as of September 30, 2000 to $889.1 million in total assets as of September 30, 2004.  Since the completion of the initial public offering in March 2000, the Company has acquired three financial institutions with aggregate total assets as of the time of acquisition of $231.2 million.  In addition, in September 2003, the Company purchased $32.8 million in loans and assumed $55.6 million in deposits in connection with the acquisition of two branch offices from another financial institution.  The Company has supplemented this growth from acquisitions with loan generation secured primarily by real estate in its market area.  Loan originations increased from $73.7 million in fiscal 2000, to $241.1 million in fiscal 2001, $261.6 million in fiscal 2002, $278.6 million in fiscal 2003 and $289.5 million in fiscal 2004.  Loans receivable, net increased from $196.5 million at September 30, 2000 to $599.5 million at September 30, 2004.  In addition, since September 30, 2000, the Company has expanded its franchise through the opening of four full service branch offices, including the Voice of America branch office in Butler County opened in October 2004.  These new branch offices, as well as acquired branch offices, have expanded the Company’s market presence and facilitated its loan production growth.  The Company’s loan growth has been funded in part by deposits.  The Company has placed an emphasis on deposit generation both internally and through whole bank and branch acquisitions.  Deposits have increased from $151.4 million at September 30, 2000 to $472.4 million at September 30, 2004.

The Company intends to continue to pursue growth both internally and through strategic acquisitions.  The Company believes its internal growth will continue to come from loan originations, and, in particular, multi-family residential loans, nonresidential real estate and land loans and construction loans.  These loan types complement its single-family lending, diversify its loan portfolio and are expected to increase its yield on interest-earning assets.  The Company’s primary funding vehicle will continue to be deposits.  The Company intends to increase its deposit generation by expanding its products and services, increasing its branch network and cross-selling its current and prospective business customers.  The expansion of its market share through selective branching and opportunistic acquisitions will depend on market and economic conditions.

Peoples Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the “OTS”).  Peoples Bank is subject to regulation, supervision and examination by the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation (the “FDIC”), which administers the Savings Association Insurance Fund.  The FDIC insures deposits in Peoples Bank up to applicable limits.

Peoples Community Bancorp, Inc.

MARKET PRICE OF PEOPLES BANCORP COMMON SHARES

AND RELATED STOCKHOLDER MATTERS

Peoples Bancorp’s common shares have been listed on the Nasdaq National Market (“Nasdaq”) since March 29, 2000, under the symbol “PCBI.”  Presented below are the high and low trading prices for Peoples Bancorp’s common shares for the three years ended September 30, 2004.  Such prices do not include retail financial markups, markdowns or commissions.  Information relating to prices has been obtained from Nasdaq.  In addition, Peoples Bancorp initiated a quarterly cash dividend of $.15 per share effective for the quarter ended June 30, 2004.  Peoples Bancorp did not pay any dividends in fiscal 2003 or fiscal 2002.

Fiscal 2004	High	Low	Dividends

Quarter ended:
September 30, 2004	$24.35	$22.10	$.15
June 30, 2004	24.50	19.90	.15
March 31, 2004	24.31	19.83	—
December 31, 2003	24.50	20.44	—

Fiscal 2003	High	Low	Dividends

Quarter ended:
September 30, 2003	$24.24	$21.50	$—
June 30, 2003	25.25	20.51	—
March 31, 2003	22.90	20.88	—
December 31, 2002	23.50	20.95	—

Fiscal 2002	High	Low	Dividends

Quarter ended:
September 30, 2002	$23.73	$19.90	$—
June 30, 2002	22.73	20.05	—
March 31, 2002	20.80	18.75	—
December 31, 2001	20.70	15.50	—

As of December 23, 2004, Peoples Bancorp had 3,899,118 common shares outstanding held of record by approximately 1,191 stockholders.  The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or “street” name through brokerage firms or others.

Peoples Community Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

Selected Consolidated Financial	At September 30,
Condition Data: (1)	2004	2003	2002	2001	2000
	(In thousands)

Total assets	$889,121	$738,683	$581,632	$415,970	$320,620
Cash and cash equivalents	14,430	10,244	26,637	14,595	4,627
Investment securities available for sale	1,069	2,156	1,231	1,364	8,211
Mortgage-backed securities available for sale	228,085	133,828	18,763	—	94,050
Loans receivable, net	599,466	554,351	504,012	377,727	196,485
Deposits	472,436	455,900	369,080	233,063	151,353
Advances from the Federal Home Loan Bank and other borrowed money	324,500	232,400	165,450	140,000	134,500
Stockholders’ equity (2)	75,775	46,699	42,990	38,778	31,664

Selected Consolidated Operating	Year Ended September 30,
Data: (1)	2004	2003	2002	2001	2000
	(In thousands, except per share data)

Interest income	$40,171	$37,169	$33,712	$25,897	$15,429
Interest expense	19,813	18,072	15,598	15,543	10,091
Net interest income	20,358	19,097	18,114	10,354	5,338

Provision for losses on loans	3,600	4,198	5,265	2,449	156
Net interest income after provision for losses on loans	16,758	14,899	12,849	7,905	5,182
Other income	1,181	1,251	2,509	4,847	101
General, administrative and other expense	13,750	10,504	9,817	8,124	4,273

Earnings before income taxes	4,198	5,646	5,541	4,628	1,010
Federal income taxes	1,320	1,922	2,392	2,304	462
Net earnings	$2,869	$3,724	$3,149	$2,324	$548

Earnings per share
Basic	$0.92	$1.51	$1.29	$1.08	N/A
Diluted	$0.91	$1.48	$1.27	$1.08	N/A

(See footnotes on next page)

	At or for the year ended September 30,
Key Operating Ratios: (1)	2004	2003	2002	2001	2000

Performance Ratios: (1)
Return on average assets	.34%	.59%	.67%	.65%	.26%
Return on average equity	4.97	8.28	8.09	6.46	2.41
Average interest-earning assets to average interest-bearing liabilities	104.82	105.83	107.27	110.13	110.39
Interest rate spread (2)	2.40	2.96	3.74	2.57	2.12
Net interest margin (2)	2.52	3.13	3.99	3.03	2.63
General, administrative and other expense to average assets	1.61	1.65	2.07	2.26	2.04

Asset Quality Ratios:
Nonperforming assets to total assets at end of period (3)	.71%	1.16%	1.30%	.19%	.43%
Allowance for loan losses to nonperforming loans at end of period	182.87	134.15	102.19	467.69	60.67
Allowance for loan losses to total loans at end of period	1.64	1.57	1.37	.87	.36

Capital and Other Ratios:
Average stockholders’ equity to average assets	6.77%	7.07%	8.22%	10.00%	10.84%
Tangible stockholders’ equity to tangible assets	8.38	7.51	8.75	8.60	8.10
Total capital to risk-weighted assets	13.79	11.94	13.69	14.01	18.05

(1)                                  All ratios are based on average monthly balances during the respective periods prior to fiscal year ended September 2004.  With respect to the fiscal year ended September 30, 2004, all ratios are based on average daily balances.

(2)                                  Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.  Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)                                  Nonperforming assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and real estate acquired through foreclosure or by deed-in-lieu thereof.

Peoples Community Bancorp, Inc.

General

Peoples Bancorp’s profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities, investment securities and interest-earning deposits in other financial institutions, and interest expense, principally on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Cincinnati.  Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing.  Peoples Bancorp’s profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

Peoples Bancorp’s operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management’s control.

During the period between September 30, 2002 and September 30, 2004, total assets increased $307.5 million or 52.9% from $581.6 million to $889.1 million.  Peoples Bancorp’s growth has been funded primarily by deposits and supplemented by advances from the Federal Home Loan Bank of Cincinnati.  Net income for fiscal 2004, 2003 and 2002 amounted to $2.9 million, $3.7 million and $3.1 million, respectively.  Net income decreased during fiscal 2004 compared to 2003 primarily due to an increase in general, administrative and other expense as Peoples Bancorp continued to pursue its growth and expansion goals.

Critical Accounting Policies

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as disclosures found elsewhere in this annual report, are based upon the Company’s consolidated financial statements, which are prepared in accordance with US GAAP.  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements.  These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information, including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under US GAAP.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and goodwill impairment.  Actual results could differ from those estimates.

Allowance for Loan Losses.  The procedures for assessing the adequacy of the allowance for loan losses reflect management’s evaluation of credit risk after consideration of all information available.  In developing this assessment, management must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers.  Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

The allowance is regularly reviewed by management to determine whether the amount is considered adequate to absorb probable losses.  This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower’s ability to repay, and current economic and industry conditions.  Also considered as part of that judgment is a review of the Bank’s trends in delinquencies and loan losses, as well as trends in delinquencies and losses for the region and nationally, and economic factors.

Goodwill.  The Company has developed procedures to test goodwill for impairment on an annual basis using September 30 financial data.  The evaluation of possible impairment is outsourced to a third party.  This evaluation is based on the analysis set forth below.

The test involves assigning tangible assets and liabilities, identified intangible assets and goodwill of the Bank (which is the Company’s reporting unit as defined under SFAS No. 142) and comparing the fair value of this reporting unit to its carrying value including goodwill.  The value is determined assuming a freely negotiated transaction between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.  The third party selected by management utilizes the following common approaches to valuing business combination transactions involving financial institutions to derive the fair value of the reporting unit:  (1) the comparable transactions approach which is specifically based on earnings, book value, assets and deposit premium multiples received in recent sales of comparable bank franchises; and (2) the discounted cash flow (“DCF”) approach.  The application of the valuation techniques takes into account the reporting unit’s operating history, the current market environment and future prospects.  As of the most recent evaluation, the only reporting unit carrying goodwill is the Bank.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and no second step is required.  If the fair value does not exceed the carrying amount, a second test is required to measure the amount of goodwill impairment.  The second test of the overall goodwill impairment compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill.  The impairment loss shall equal the excess of carrying value over fair value.

After each testing period, the third party compiles a summary of the test that is then provided to the audit committee for review.

Forward-Looking Statements Are Subject to Change

Certain statements are made in this document as to what management expects may happen in the future.  These statements usually contain the words “believe,” “estimate,” “project,” “expect,” “anticipate,” “intend” or similar expressions.  Because these statements look to the future, they are based on management’s current expectations and beliefs.  Actual results or events may differ materially from those reflected in the forward-looking statements.  Management’s current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances for fiscal year end September 30, 2004 are based on daily balances. Fiscal year end September 30, 2003 and 2002 average balances are based on monthly balances.  Management does not believe that the monthly averages differ significantly from the daily average balances.

	Year ended September 30,
	2004			2003			2002
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$588,251	$34,712	5.90%	$520,647	$34,952	6.71%	$425,318	$32,790	7.71%
Mortgage-backed securities	203,638	4,908	2.41	62,688	1,568	2.50	12,239	361	2.95
Investment securities (2)	12,509	480	3.84	12,079	479	3.97	9,688	446	4.60
Interest-earning deposits	4,175	71	1.70	15,089	170	1.13	6,224	115	1.85

Total interest-earning assets	808,573	40,171	4.97	610,503	37,169	6.09	453,469	33,712	7.43

Non-interest-earning assets	43,683			25,514			19,949

Total assets	$852,256			$636,017			$473,418

Interest-bearing liabilities:
Savings and checking accounts	$151,613	2,790	1.84	$135,640	2,666	1.97	$53,741	1,610	3.00
Money market deposit accounts	33,482	407	1.22	30,653	604	1.97	28,252	776	2.75
Certificates of deposit	273,428	8,275	3.03	223,390	7,990	3.58	177,229	8,078	4.56
FHLB advances and other borrowings	300,324	7,702	2.56	174,677	6,263	3.59	153,108	4,384	2.86
Subordinated debentures	12,566	639	5.09	12,500	549	4.39	10,417	750	7.20

Total interest-bearing liabilities	771,413	19,813	2.57	576,860	18,072	3.13	422,747	15,598	3.69

Non-interest-bearing liabilities	23,107			14,202			11,735

Total liabilities	794,520			591,062			434,482

Stockholders’ equity	57,736			44,955			38,936

Total liabilities and stockholders’ equity	$852,256			$636,017			$473,418

Net interest income		$20,358			$19,097			$18,114

Interest rate spread			2.40%			2.96%			3.74%

Net interest margin (3)			2.52%			3.13%			3.99%

Average interest-earning assets to average interest-bearing liabilities			104.82%			105.83%			107.27%

(1)                                  Includes non-accruing loans.

(2)                                  Includes Federal Home Loan Bank and Federal Home Loan Mortgage Corp. stock and other equity securities.

(3)                                  Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected Peoples Bancorp’s interest income and expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume).  The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year ended September 30,
	2004 vs. 2003			2003 vs. 2002
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)
Interest-earning assets:
Loans receivable	$(4,480)	$4,240	$(240)	$(4,253)	$6,415	$2,162
Mortgage-backed securities	(56)	3,396	3,340	(55)	1,262	1,207
Investment securities (1)	(16)	17	1	(61)	94	33
Interest-earning deposits	61	(160)	(99)	(45)	100	55
Total interest-earning assets	(4,491)	7,493	3,002	(4,414)	7,871	3,457

Interest-bearing liabilities:
Savings and checking accounts	(182)	306	124	(556)	1,612	1,056
Money market deposit accounts	(248)	51	(197)	(220)	48	(172)
Certificates of deposit	(1,340)	1,625	285	(1,739)	1,651	(88)
FHLB advances and other borrowings	(2,167)	3,606	1,439	1,110	769	1,879
Subordinated debentures	88	2	90	(292)	91	(201)
Total interest-bearing liabilities	(3,849)	5,590	1,741	(1,697)	4,171	2,474

Increase in net interest income	$(642)	$1,903	$1,261	$(2,717)	$3,700	$983

(1)           Includes Federal Home Loan Bank stock and certificates of deposit at other institutions.

Discussion of Financial Condition Changes from September 30, 2003 to September 30, 2004

At September 30, 2004, Peoples Bancorp’s total assets amounted to $889.1 million, an increase of $150.4 million, or 20.4%, compared to the $738.7 million total at September 30, 2003.  The increase in assets was comprised primarily of a $45.1 million increase in loans and a $94.3 million increase in mortgage-backed securities. The increase in assets was funded by growth in deposits of $16.5 million, an increase in advances from the Federal Home Loan Bank and other borrowings totaling $104.6 million, and proceeds from the secondary stock offering totaling $26.8 million.

Liquid assets (i.e. cash and interest-bearing deposits) totaled $14.4 million at September 30, 2004, an increase of $4.2 million, or 40.9%, compared to the amount at September 30, 2003.  Investment securities totaled $1.1 million at September 30, 2004, a decrease of $1.1 million, or 50.4%, from September 30, 2003 levels.

Mortgage-backed securities totaled $228.1 million at September 30, 2004, an increase of $94.3 million, or 70.4%, over the amount at September 30, 2003.  The Company purchased $147.0 million in adjustable rate mortgage-backed securities during fiscal 2004 as a tool to manage interest rate risk, as well as to provide interest income with minimal credit risk, due to the implicit guarantee of government sponsored agencies.  During fiscal 2004, principal repayments on mortgage-backed securities totaled $51.5 million.  The proceeds from repayment of mortgage-backed securities were generally used to purchase mortgage-backed securities and fund loan originations during the period.

Loans receivable totaled $599.5 million at September 30, 2004, an increase of $45.1 million, or 8.1%, over September 30, 2003 levels. Loan disbursements amounted to $299.4 million during fiscal 2004, which were partially offset by principal repayments of $236.4 million and loans and participations sold totaling $14.9 million.  The overall growth in the loan portfolio during the year was comprised primarily of $8.3 million in loans secured by multi-family residential real estate, $23.1 million in loans secured by nonresidential real estate and land, and $23.6 million in commercial and consumer loans, which were partially offset by a decrease of $10.1 million in single-family residential real estate loans. Over the past four fiscal years, the Bank has placed an increasing emphasis on multi-family residential loans, nonresidential real estate and land loans, construction loans, unsecured commercial loans and consumer loans.  As a result, as a percentage of the total loan portfolio, single-family residential loans have decreased from 72.7% at September 30, 2000 to 34.4% at September 30, 2004, while multi-family residential loans, nonresidential real estate and land loans, construction loans, commercial loans and consumer loans have increased during the same time period from 4.3% to 16.7%, 9.7% to 24.1%, 12.8% to 14.5%, 0.0% to 5.4% and 0.1% to 4.3%, respectively.  Nonresidential real estate lending and unsecured commercial lending are generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effect of general economic conditions on the successful operation of the related business and/or income-producing properties.  Peoples Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers’ management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property’s valuation, as applicable.

The allowance for loan losses totaled $11.0 million at September 30, 2004, an increase of $1.3 million, or 13.1%, compared to the allowance at September 30, 2003.  Loans charged-off amounted to $2.4 million during fiscal 2004 and $3.6 million was added through the provision for losses on loans, due primarily to the overall growth in the loan portfolio from September 30, 2003, as well as the changes in the composition of the loan portfolio and the level of charge-offs and nonperforming loans.

The allowance for loan losses represented 1.64% and 1.57% of total loans at September 30, 2004 and 2003, respectively.  The allowance for loan losses represented 182.9% and 134.2% of nonperforming loans at September 30, 2002 and 2003, respectively.  Nonperforming and impaired loans totaled $6.6 million and $9.6 million at September 30, 2004 and 2003, respectively.  Nonperforming multi-family residential loans, totaling $2.5 million, or 42.0%, of total nonperforming loans, consisted primarily of a $2.1 million loan in the process of foreclosure.  Nonperforming construction loans totaling $1.0 million, or 17.2% of total nonperforming loans, consisted primarily of a series of condominium loans aggregating $805,000 to a financially troubled builder.  The Bank is closely monitoring the construction progress.  Management has considered these loan concentrations as a part of its overall evaluation of the adequacy of the Bank’s allowance for loan losses.  Although management believes that its allowance for loan losses at September 30, 2004 was appropriate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank’s results of operations.

Deposits totaled $472.4 million at September 30, 2004, an increase of $16.5 million, or 3.6%, over the total at September 30, 2003.  Total demand, transaction and savings deposits increased to $211.6 million at September 30, 2004, from $211.0 million at September 30, 2003, while total certificates of deposit increased from $244.9 million to $260.8 million, respectively.  The increase in deposits was primarily attributable to management’s efforts to maintain deposit growth through competitive pricing strategies on all deposit products.  Proceeds from deposit growth were generally used to fund new loan originations, to purchase mortgage-backed securities and to repay advances from the Federal Home Loan Bank.

Advances from the Federal Home Loan Bank and other borrowings totaled $324.5 million at September 30, 2004, an increase of $104.6 million, or 47.6%, compared to September 30, 2003 totals.  Borrowings totaling $106.2 million were repaid during fiscal 2004, primarily with proceeds from deposit growth, principal repayments on loans and proceeds from the secondary stock offering.  However, in order to offset this repayment of borrowings, complement deposits as a funding source and continue to fund its operations, including the origination of loans and the purchase of mortgage-backed securities, the Company obtained additional borrowings during fiscal 2004 of $210.8 million.

Stockholders’ equity totaled $75.8 million at September 30, 2004, an increase of $29.1 million, or 62.3%, over the amount at September 30, 2003.  The increase resulted primarily from $26.8 million in proceeds received for 1,365,674 shares of common stock sold in connection with the Company’s secondary stock offering completed in April 2004, net earnings of $2.9 million, the amortization effects of the stock benefit and option plans totaling $905,000 and a $356,000 decrease in net unrealized losses on available for sale securities which were partially offset by dividends paid on common stock totaling $1.2 million and shares acquired for the Employee Stock Ownership Plan totaling $700,000.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2004 and 2003

General

The inclusion of the accounts of two branch locations of Ameriana Bank and Trust, which the Company acquired in September 2003, in a transaction accounted for using the purchase method of accounting, contributed to the increases in the level of income and expense during the fiscal year ended September 30, 2004, compared to fiscal 2003.  In accordance with the purchase method of accounting, the consolidated statement of earnings for the fiscal year ended September 30, 2003 was not restated for the acquisition.

Peoples Bancorp recorded net earnings of $2.9 million for the fiscal year ended September 30, 2004, a decrease of $855,000, or 23.0%, compared to fiscal 2003.  The decrease in earnings resulted primarily from a $3.2 million increase in general, administrative and other expense and a $70,000 decrease in other income, which were partially offset by a $1.3 million increase in net interest income, a $598,000 decrease in the provision for losses on loans and a $602,000 decrease in federal income taxes.

Net Interest Income

Total interest income amounted to $40.2 million for the fiscal year ended September 30, 2004, a $3.0 million, or 8.1%, increase over fiscal 2003.  The increase was due to a $198.1 million, or 32.4%, increase in average interest-earning assets, partially offset by a 112 basis point decline in the average yield year to year.

Interest income on loans totaled $34.7 million for the fiscal year ended September 30, 2004, a decrease of $240,000, or .7%, from fiscal 2003.  This decrease was due primarily to an 81 basis point decline in the weighted-average yield, to 5.90% for fiscal 2004, which was partially offset by a $67.6 million, or 13.0%, increase in the average portfolio balance outstanding year to year. The increase in the average balance was due to continued strong loan origination activity, particularly with respect to single-family residential loans and nonresidential real estate and land loans.  The decrease in the Bank’s yield on its loan portfolio was due primarily to a decrease in market interest rates, through the repricing of its adjustable-rate loans and refinancing of the portfolio at lower rates. Interest income on mortgage-backed securities totaled $4.9 million for fiscal 2004, an increase of $3.3 million, or 213.0%, over fiscal 2003, due primarily to a $141.0 million, or 224.8%, increase in the average balance outstanding year to year.  The Company purchased $147.0 million in adjustable rate mortgage-backed securities during fiscal 2004 as a tool to manage interest rate risk, as well as to provide interest income with minimal credit risk, due to the implicit guarantee of government sponsored agencies.  Interest income on investment securities and interest-bearing deposits and other totaled $551,000, a decrease of $98,000, or 15.1%, due primarily to an $10.5 million, or 38.6%, decrease in the average balance of the related assets, partially offset by a 91 basis point increase in the weighted-average yield year to year.

Interest expense on deposits totaled $11.5 million for the fiscal year ended September 30, 2004, an increase of $212,000, or 1.9%, over the $11.3 million recorded in fiscal 2003.  The increase was due primarily to a $68.9 million, or 17.7%, increase in the average balance of deposits outstanding year to year, partially offset by a decrease in the weighted-average cost of deposits of 39 basis points, to 2.50% for fiscal 2004.  The increase in the average balance was due to the acquisition of $55.6 million in deposits from another financial institution, as well as management’s efforts to maintain deposit growth through competitive pricing strategies on all deposit products.  The decrease in the average cost of deposits was primarily due to the decrease in market interest rates and an $8.4 million or 90.4% increase in non-interest bearing checking accounts year to year.

Interest expense on borrowings totaled $8.3 million for fiscal 2004, an increase of $1.5 million, or 22.4%, compared to fiscal 2003, due primarily to a $125.6 million, or 71.9%, increase in the average balance of borrowings outstanding, which was partially offset by a 103 basis point decrease in the average cost of borrowings, to 2.56% for fiscal 2004.  The decrease in the average cost resulted from the utilization of overnight adjustable-rate advances from the Federal Home Loan Bank to provide a more favorable interest rate. The increase in the average balance was due to the use of borrowings as an additional source of funds for investment in mortgage-backed securities and the origination of loans.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.3 million, or 6.6%, during the fiscal year ended September 30, 2004, compared to fiscal 2003.  The interest rate spread amounted to 2.40% for fiscal 2004 compared to 2.96% for fiscal 2003.  The net interest margin totaled 2.52% and 3.13% for the fiscal years ended September 30, 2004 and 2003, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio.  After considering the above factors, management recorded a provision for losses on loans totaling $3.6 million and $4.2 million for the fiscal years ended September 30, 2004 and 2003, respectively.  The provision recorded during the fiscal 2004 period was predicated primarily upon the $45.1 million, or 8.1%, of growth in the gross loan portfolio, as well as the increase in loans secured by multi-family and nonresidential real estate, the origination of approximately $23.1 million in unsecured commercial lines of credit during fiscal 2004 and an increase in the level of charge-offs year to year.  Such types of lending are generally considered to involve a higher degree of risk than one- to four-family residential lending.  There can be no assurance that the allowance for loan losses will be sufficient to cover losses on nonperforming loans in the future.

Other Income

Other income totaled $1.2 million for the fiscal year ended September 30, 2004, a decrease of $70,000, or 5.6%, compared to fiscal 2003.  The decrease was due primarily to a $474,000, or 96.1%, decrease in gain on the sale of mortgage-backed and investment securities, which was partially offset by a $223,000 increase in gain on sale of branch premises, deposits and loans and a $181,000, or 29.7%, increase in other operating income during fiscal 2004.  The increase in other operating income resulted primarily from increases in fees related to the growth of loan and deposit transactions from year to year. During fiscal 2004 the Bank sold two former branch locations for a total gain of $352,000.

General, Administrative and Other Expense

General, administrative and other expense totaled $13.8 million for the fiscal year ended September 30, 2004, an increase of $3.2 million, or 30.9%, compared to fiscal 2003.  This increase resulted primarily from a $2.3 million, or 44.3%, increase in employee compensation and benefits, a $103,000, or 5.35%, increase in occupancy and equipment expense, a $111,000, or 18.7%, increase in franchise tax, a $433,000, or 69.4%, increase in data processing, and a $292,000, or 13.6%, increase in other operating expense.

As previously noted, the addition of the accounts of the Ameriana branches, which the Company acquired in September 2003, contributed to the increases in the level of expenses during the fiscal year ended September 30, 2004, compared to fiscal 2003. A full year of expenses on these acquired assets and liabilities was recognized in fiscal 2004 compared to a portion of one month in fiscal 2003. Of the $3.2 million increase in general, administrative and other expenses recorded in fiscal 2004, approximately $1.1 million was directly associated with the inclusion of accounts, staff and branches acquired in the Ameriana acquisition.

The Bank employed approximately 142 and 117 full-time employees as of September 30, 2004 and 2003, respectively. Sixteen full-time employees were obtained in the two branch office acquisitions from Ameriana in September, 2003. The increase in employee compensation and benefits was due to the increase in staffing levels to support growth in the overall infrastructure of the Company, as well as normal merit increases and increases in health insurance and other benefit costs.

The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the Company’s new branch offices.  Two new offices replacing existing branch buildings were opened in the third and fourth quarter of fiscal 2003.  These projects reflect the effects of the Company’s ongoing commitment to expand its branch office network through acquisition and construction of new branch facilities.  The increase in data processing reflects continued growth in loan and deposit accounts, as well as expenses related to the conversion of systems for the accounts acquired from Ameriana and the overall costs associated with a full data conversion to a new core processor in June 2004.  Nonrecurring costs associated with these conversions totaled approximately $630,000, with $150,000 of these costs to be incurred during the first quarter of fiscal 2005.  The increase in franchise taxes reflects the continued growth and profitability of the Company.  The increase in other operating expense was due primarily to an increase in costs related to maintaining real estate acquired through foreclosure, and an increase in other operating costs associated with the Company’s overall growth year to year.

During January 2004, the Company entered into an agreement to change its data processing provider, based upon a nine-month evaluation of available alternatives.  The conversion to this new system was completed in June 2004.  The new system provides an enhanced framework for expanded products and services and continued growth.

Federal Income Taxes

Peoples Bancorp recorded a tax provision totaling $1.3 million for the fiscal year ended September 30, 2004, compared to a provision of $1.9 million for fiscal 2003.  The effective tax rates were 31.5% and 34.0% for the fiscal years ended September 30, 2004 and 2003, respectively.  The decrease in the tax provision from year to year was due to lower pre-tax income in 2004 and a decrease in the effective tax rate.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002

General

The inclusion of the accounts of Kenwood, which the Company acquired in April 2002, in a transaction accounted for using the purchase method of accounting, contributed to the increases in the level of income and expense during the fiscal year ended September 30, 2003, compared to fiscal 2002.  In accordance with the purchase method of accounting, the consolidated statement of earnings for the fiscal year ended September 30, 2002 was not restated for the acquisition.

Peoples Bancorp recorded net earnings of $3.7 million for the fiscal year ended September 30, 2003, an increase of $575,000, or 18.3%, compared to fiscal 2002.  The increase in earnings resulted primarily from a $983,000 increase in net interest income, a $1.1 million decrease in the provision for losses on loans and a $470,000 decrease in federal income taxes, which were partially offset by a $1.3 million decrease in other income and a $687,000 increase in general, administrative and other expense.

Net Interest Income

Total interest income amounted to $37.2 million for the fiscal year ended September 30, 2003, a $3.5 million, or 10.3%, increase over fiscal 2002.  The increase was due to a $157.0 million, or 34.6%, increase in average interest-earning assets, partially offset by a 134 basis point decline in the average yield year to year.  Approximately $29.1 million, or 6.8%, of the growth in average interest-earning assets resulted from the acquisition of Kenwood Savings Bank in fiscal 2002.

Interest income on loans totaled $35.0 million for the fiscal year ended September 30, 2003, an increase of $2.2 million, or 6.6%, over fiscal 2002.  This increase was due primarily to a $95.3 million, or 22.4%, increase in the average portfolio balance outstanding year to year, partially offset by a 100 basis point decline in the weighted-average yield, to 6.71% for fiscal 2003.  The increase in the average balance was due to continued strong loan origination activity, particularly with respect to single and multi-family residential loans, construction and nonresidential real estate and land loans.  The impact on the Bank’s yield on its loan portfolio from the increased emphasis on higher yielding multi-family and nonresidential real estate, as well as unsecured commercial loans was offset by the decrease in market interest rates, such as the repricing of its adjustable-rate loans and refinancing at lower rates. Interest income on mortgage-backed securities totaled $1.6 million for fiscal 2003, an increase of $1.2 million, or 334.3%, over fiscal 2002, due primarily to a $50.4 million, or 412.2%, increase in the average balance outstanding year to year.  Interest income on investment securities and interest-bearing deposits and other totaled $649,000, an increase of $88,000, or 15.7%, due primarily to an $11.3 million, or 70.7%, increase in the average balance of the related assets, partially offset by a decrease in the weighted-average yield year to year.

Interest expense on deposits totaled $11.3 million for the fiscal year ended September 30, 2003, an increase of $796,000, or 7.6%, over the $10.5 million recorded in fiscal 2002.  The increase was due primarily to a $130.5 million, or 50.3%, increase in the average balance of deposits outstanding year to year, partially offset by a decrease in the weighted-average cost of deposits of 115 basis points, to 2.89% for fiscal 2003.  The decrease in the average cost of deposits was primarily due to the decrease in market interest rates.  Approximately $26.5 million, or 10.2%, of the growth in the average balance of deposits resulted from the acquisition of Kenwood Savings Bank in fiscal 2002.

Interest expense on borrowings totaled $6.8 million for fiscal 2003, an increase of $1.7 million, or 32.7%, compared to fiscal 2002, due primarily to a $23.7 million, or 14.5%, increase in the average balance of borrowings outstanding, and a 50 basis point increase in the average cost of borrowings, to 3.64% for fiscal 2003.  The increase in the average cost resulted from management converting existing short-term adjustable-rate advances from the Federal Home Loan Bank to fixed-rate long-term advances to provide a more favorable interest rate risk position.  The increase in the average balance was due to the use of borrowings as an additional source of funds for investment in mortgage-backed securities and the origination of loans.  During fiscal 2003, approximately $119,000 of interest was paid on FHLB advances assumed in the Kenwood Savings Bank acquisition in fiscal 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $983,000, or 5.4%, during the fiscal year ended September 30, 2003, compared to fiscal 2002.  The interest rate spread amounted to 2.96% for fiscal 2003 compared to 3.74% for fiscal 2002.  The net interest margin totaled 3.13% and 3.99% for the fiscal years ended September 30, 2003 and 2002, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio.  After considering the above factors, management recorded a provision for losses on loans totaling $4.2 million and $5.3 million for the fiscal years ended September 30, 2003 and 2002, respectively.  The provision recorded during the fiscal 2003 period was predicated primarily upon the $65.2 million, or 11.7%, of growth in the gross loan portfolio, as well as the increase in loans secured by multi-family and nonresidential real estate, the origination of approximately $25.7 million in unsecured commercial lines of credit during fiscal 2003 and an increase in the level of charge-offs and impaired and nonperforming loans year to year.  Such types of lending are generally considered to involve a higher degree of risk than one- to four-family residential lending.  There can be no assurance that the allowance for loan losses will be sufficient to cover losses on nonperforming loans in the future.

Other Income

Other income totaled $1.3 million for the fiscal year ended September 30, 2003, a decrease of $1.3 million, or 50.1%, compared to fiscal 2002.  The decrease was due primarily to a $2.0 million, or 93.1%, decrease in gain on the sale of branch premises, deposits and loans, which was partially offset by a $496,000 increase in gain on sale of investment and mortgage-backed securities and a $238,000, or 64.0%, increase in other operating income during fiscal 2003.  In January 2002, the Bank sold $11.0 million in total loans and $9.9 million in total deposits associated with its Blanchester branch office.  The increase in other operating income resulted primarily from increases in fees related to the growth of loan and deposit transactions from year to year.  Approximately $31,000, or 8.3%, of the growth in other operating income resulted from the acquisition of deposit and loan accounts in the Kenwood Savings Bank transaction in fiscal 2002.

General, Administrative and Other Expense

General, administrative and other expense totaled $10.5 million for the fiscal year ended September 30, 2003, an increase of $687,000, or 7.0%, compared to fiscal 2002.  This increase resulted primarily from a $1.4 million, or 37.7%, increase in employee compensation and benefits, a $329,000, or 20.6%, increase in occupancy and equipment expense, a $199,000, or 50.4%, increase in franchise tax, and a $259,000, or 71.0%, increase in data processing, which were partially offset by a $70,000, or 3.1%, decrease in other operating expense and a $1.5 million decrease in goodwill amortization and related charges.

As previously noted, the inclusion of the accounts of Kenwood, which the Company acquired in April 2002, contributed to the increases in the level of expenses during the fiscal year ended September 30, 2003, compared to fiscal 2002. A full year of expenses on these acquired assets and liabilities was recognized in fiscal 2003 compared to 5 months of expenses recognized in fiscal 2002. Of the $687,000 increase in general, administrative and other expenses recorded in fiscal 2003, approximately $525,000 was directly associated with the inclusion of accounts, staff and branches acquired in the Kenwood acquisition.

The Bank employed approximately 117 and 94 full-time employees as of September 30, 2003 and 2002, respectively. Eleven full-time employees were obtained in the acquisition of Kenwood in April, 2002 and approximately 16 full-time employees were acquired in the two branch office acquisition from Ameriana Bank in September, 2003. The increase in employee compensation and benefits was due to the increase in staffing levels to support growth in the overall infrastructure of the Company, as well as normal merit increases and increases in health insurance and other benefit costs.

The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the Company’s new branch offices.  Two new offices replacing existing branch buildings were opened in the third and fourth quarter of fiscal 2003.  These projects reflect the effects of the Company’s ongoing commitment to expand its branch office network through acquisition and construction of new branch facilities.  The increase in franchise taxes was due to the Company’s growth year to year, as well as the tax of approximately $45,000 recorded on Kenwood Savings Bank for fiscal 2003. The increase in data processing reflects continued growth in loan and deposit accounts, including expenses of $137,000 in data processing expenses for the accounts acquired through the acquisition of Kenwood Savings Bank.  The decrease in goodwill amortization reflects the Company’s adoption of SFAS No. 142 effective October 1, 2002.  Pursuant to SFAS No. 142, goodwill is no longer amortized, but is subject to a periodic impairment evaluation.

Federal Income Taxes

Peoples Bancorp recorded a tax provision totaling $1.9 million for the fiscal year ended September 30, 2003, compared to a provision of $2.4 million for fiscal 2002.  The effective tax rates were 34.0% and 43.2% for the fiscal years ended September 30, 2003 and 2002, respectively.  The higher effective tax rate for fiscal 2002 was primarily due to nondeductible amortization and other charges related to goodwill.

Exposure to Changes in Interest Rates

Peoples Bancorp’s ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates paid on deposits and borrowings.  Peoples Bank’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  Historically long-term, fixed-rate mortgage loans made up the dominant portion of Peoples Bank’s interest-earning assets.  A predominance of long-term fixed rate loans would make Peoples Bank particularly susceptible to the risk of changing interest rates.  However, during fiscal 2000, Peoples Bank began to emphasize the origination of adjustable-rate mortgage (“ARM”) loans and shorter-term loans such as non-residential real estate loans, construction loans, commercial loans and consumer loans, in an effort to improve its interest rate risk position.  As a result, at September 30, 2004, approximately $168.1 million, or 28.0%, of the Company’s loan portfolio consisted of loans with fixed rates of interest and approximately $431.4 million, or 72.0%, had adjustable rates of interest.  During fiscal year 2004, management purchased $147.0 million in adjustable-rate mortgage-backed securities as a tool to manage liquidity and interest rate risk, as well as to provide interest income with minimal credit risk, due to the implicit guarantee of government sponsored agencies.  Further, nonresidential real-estate and land loans, construction loans, commercial loans and consumer loans totalled $338.9 million or 50.4% of the total loan portfolio at September 30, 2004 compared to $48.8 million or 23.1% of the total loan portfolio at September 30, 2000.

Quantitative Analysis

The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity.  Management reviews the quarterly reports from the OTS that show the impact of changing interest rates on net portfolio value.  Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.  The application of the methodology attempts to quantify interest rate risk and the change in NPV which would result from a theoretical 100, 200 and 300 basis point increase in market interest rates and a theoretical 100 basis point decrease in market interest rates.

The following tables present Peoples Bank’s net portfolio value as of September 30, 2004 and 2003, as calculated by the OTS, based on information provided to the OTS by Peoples Bank.  The information presented is based on the feature in Peoples Bank’s mortgage loans which permits the loans to be called any time after three years from the date of origination and the assumed repricing of called loans at a higher rate in a rising rate environment.

September 30, 2004
Change in Interest Rates In Basis Points (Rate Shock)		Amount	Net Portfolio Value $ Change	% Change	Net Portfolio Value as a% of Portfolio Value of Assets	Change in Net Portfolio Value as a% of Portfolio Value of Assets
		(Dollars in thousands)

300	bp	$81,064	$(8,030)	(9)%	9.21%	(59	)bp
200		86,333	(2,761)	(3)	9.68	(12)
100		89,396	302	0	9.92	12
0		89,094	—	—	9.80	—
(100)		84,957	(4,137)	(5)	9.29	(51)

September 30, 2003
Change in Interest Rates In Basis Points (Rate Shock)		Amount	Net Portfolio Value $ Change	% Change	Net Portfolio Value as a % of Portfolio Value of Assets	Change in Net Portfolio Value as a % of Portfolio Value of Assets
		(Dollars in thousands)

300	bp	$59,047	$(548)	(1)%	8.09%	21	bp
200		62,184	2,589	4	8.39	51
100		62,625	3,030	5	8.35	47
0		59,595	—	—	7.88	—
(100)		54,391	(5,204)	(9)	7.15	(74)

As shown by the 2004 table above, a 100 basis point increase in interest rates would result in an increase in Peoples Bank’s net portfolio value based on OTS calculations as of September 30, 2004, primarily due to Peoples Bank’s efforts to originate adjustable-rate loans and shorter-term fixed-rate loans in recent periods.  The table also indicates a decrease in net portfolio value at a 200 and 300 basis point increase in interest rates.  The instantaneous shock as indicated in the table is subject to periodic interest rate adjustments and caps as dictated by the underlying notes.

Peoples Bank’s fixed-rate loans help its profitability if interest rates are stable or declining, since these loans have yields that exceed its cost of funds.  However, if interest rates increase, Peoples Bank would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread.  Historically, Peoples Bank has been able to maintain relatively stable levels of net interest income despite the interest rate risk inherent in its operations.  Peoples Bank attempts to mitigate potential exposure to interest rate risk by:

(1)           Originating one-year and three-year adjustable-rate mortgage loans;

(2)           Increasing originations of nonresidential real estate mortgage loans, which generally have higher yields and shorter terms to maturity than single-family residential mortgage loans;

(3)           Originating home equity lines of credit with interest rates that adjust monthly based on an index;

(4)           Originating unsecured lines of credit with interest rates that adjust monthly based on an index;

(5)           Purchasing adjustable-rate mortgage-backed securities;

(6)           Utilizing fixed-rate longer-term advances offered by the Federal Home Loan Bank; and

(7)           Developing a strong core deposit base.

Liquidity and Capital Resources

Peoples, like other financial institutions, is required under applicable federal regulations to maintain sufficient funds to meet deposit withdrawals, loan commitments and expenses.  Liquid assets consist of cash and interest-bearing deposits in other financial institutions, investments and mortgage-backed securities.  Management monitors and assesses liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses.

The primary sources of funds include deposits, principal and interest repayments on loans and on mortgage-backed securities and borrowings.  The Bank’s first preference is to fund liquidity needs with core deposits, if available, in the marketplace.  Core deposits include noninterest-bearing and interest-bearing retail deposits.  Other funding sources include Federal Home Loan Bank advances.

Liquid assets as of September 30, 2004, include cash and deposits in other financial institutions totaling $14.4 million, in addition to investment securities and mortgage-backed securities available for sale at a total market value of $229.2 million.  These liquid assets as well as the ability to borrow funds, sell loan participations and attract deposits through local pricing or through brokers will allow the Bank to meet its obligations and commitments as indicated in the table below.  Any future excess liquidity generated via operations will be utilized to repay borrowings or purchase investment and mortgage-backed securities.

The following table sets forth information regarding the Bank’s obligations and commitments to make future payments under contract as of September 30, 2004.

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands)

Contractual obligations:
Operating lease obligations	$24	$31	$—	$—	$55
Contracts to purchase office premises	1,500	—	—	—	1,500
Advances from the Federal Home Loan Bank and other borrowings	172,000	—	1,500	151,000	324,500
Certificates of deposit	119,542	90,584	50,675	—	260,801

Amount of commitments expiration per period
Commitments to originate loans:
Consumer lines of credit	33,102	—	—	—	33,102
Commercial lines of credit	9,225	—	—	—	9,225
One- to four-family and multi-family loans	3,907	—	—	—	3,907
Non-residential real estate and land loans	367	—	—	—	367
Commitments to purchase mortgage-backed securities	30,250	—	—	—	30,250

Total contractual obligations	$369,917	$90,615	$52,175	$151,000	$663,707

Peoples Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively.  At September 30, 2004, Peoples Bank exceeded each of the capital requirements with tangible, core and risk-based capital ratios of 8.3%, 12.5% and 13.8%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding Peoples Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all of Peoples Bancorp’s assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on Peoples Bancorp’s performance than does the effect of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors

Peoples Community Bancorp, Inc.

We have audited the consolidated statements of financial condition of Peoples Community Bancorp, Inc. as of September 30, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the years in the three year period ended September 30, 2003.  These consolidated financial statements are the responsibility of the Corporation’s management.   Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Community Bancorp, Inc. as of September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/Grant Thornton LLP
Cincinnati, Ohio
October 30, 2003

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders

Peoples Community Bancorp, Inc.

West Chester, Ohio

We have audited the consolidated statement of financial condition of Peoples Community Bancorp, Inc. as of September 30, 2004, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Community Bancorp, Inc. as of September 30, 2004, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Cincinnati, Ohio
November 12, 2004, except for Note P as to which the date is December 20, 2004

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

September 30, 2004 and 2003

(In thousands, except share data)

	2004	2003
ASSETS

Cash and due from banks	$10,807	$4,905
Interest-bearing deposits in other financial institutions	3,623	5,339
Cash and cash equivalents	14,430	10,244

Investment securities designated as available for sale at fair value	1,069	2,156
Mortgage-backed securities designated as available for sale at fair value	228,085	133,828
Loans receivable - net	599,466	554,351
Office premises and equipment	17,816	13,056
Real estate acquired through foreclosure	301	1,293
Federal Home Loan Bank stock	10,841	10,221
Accrued interest receivable on loans	2,721	2,089
Accrued interest receivable on mortgage-backed securities and other investments	878	480
Prepaid expenses and other assets	1,206	488
Goodwill	6,089	6,089
Prepaid federal income taxes	2,114	1,506
Deferred federal income taxes	4,105	2,882

Total assets	$889,121	$738,683

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	$472,436	$455,900
Advances from the Federal Home Loan Bank	324,500	218,500
Other borrowed money	—	1,400
Guaranteed preferred beneficial interests in junior subordinated debentures	12,887	12,500
Accrued interest payable	228	709
Other liabilities	3,295	2,975
Total liabilities	813,346	691,984

Commitments and contingent liabilities	—	—

Stockholders’ equity
Common stock - 15,000,000 shares of $.01 par value authorized; 3,898,910 and 2,522,088 shares issued at September 30, 2004 and 2003, respectively	39	25
Additional paid-in capital	51,901	24,478
Retained earnings	24,891	23,171
Shares acquired by stock benefit plan	(723)	(286)
Accumulated comprehensive income (loss), unrealized losses on securities designated as available for sale, net of related tax effects	(333)	(689)
Total stockholders’ equity	75,775	46,699

Total liabilities and stockholders’ equity	$889,121	$738,683

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended September 30, 2004, 2003 and 2002

(In thousands, except share data)

	2004	2003	2002

Interest income
Loans	$34,712	$34,952	$32,790
Mortgage-backed securities	4,908	1,568	361
Investment securities	480	479	446
Interest-bearing deposits and other	71	170	115
Total interest income	40,171	37,169	33,712

Interest expense
Deposits	11,472	11,260	10,464
Borrowings	8,341	6,812	5,134
Total interest expense	19,813	18,072	15,598

Net interest income	20,358	19,097	18,114

Provision for losses on loans	3,600	4,198	5,265

Net interest income after provision for losses on loans	16,758	14,899	12,849

Other income
Gain (loss) on sale of investments and mortgage-backed securities	19	493	(3)
Gain on sale of branch premises, deposits and loans	371	148	2,140
Other operating	791	610	372
Total other income	1,181	1,251	2,509

General, administrative and other expense
Employee compensation and benefits	7,513	5,206	3,780
Occupancy and equipment	2,029	1,926	1,597
Franchise taxes	705	594	395
Data processing	1,057	624	365
Other operating	2,446	2,154	2,224
Amortization and other charges related to goodwill	—	—	1,456
Total general, administrative and other expense	13,750	10,504	9,817

Earnings before income taxes	4,189	5,646	5,541

Federal income taxes
Current	2,265	2,800	4,761
Deferred	(845)	(878)	(2,369)
Total federal income taxes	1,320	1,922	2,392

NET EARNINGS	$2,869	$3,724	$3,149

EARNINGS PER SHARE
Basic	$.92	$1.51	$1.29

Diluted	$.91	$1.48	$1.27

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended September 30, 2004, 2003 and 2002

(In thousands)

	2004	2003	2002

Net earnings	$2,869	$3,724	$3,149

Other comprehensive income, net of tax:
Unrealized holding gains (losses) on securities during the year, net of tax effects (benefits) of $(177), $(220) and $41 in 2004, 2003 and 2002, respectively	(343)	(427)	79

Reclassification adjustment for realized (gains) losses included in earnings, net of taxes (benefits) of ($6), ($168) and $1 in 2004, 2003 and 2002, respectively	(13)	(325)	2

Comprehensive income	$2,513	$2,972	$3,230

Accumulated comprehensive income (loss)	$(333)	$(689)	$63

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended September 30, 2004, 2003 and 2002

(In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by stock benefit plan	Unrealized gains (losses) on securities designated as available for sale	Total

Balance at October 1, 2002	$25	$23,139	$16,298	$(666)	$(18)	$38,778

Amortization expense of stock benefit plan	—	649	—	190	—	839
Compensation expense relating to vested stock options	—	143	—	—	—	143
Net earnings for the year ended September 30, 2002	—	—	3,149	—	—	3,149
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	81	81

Balance at September 30, 2002	25	23,931	19,447	(476)	63	42,990

Amortization expense of stock benefit plan	—	391	—	190	—	581
Compensation expense relating to vested stock options	—	149	—	—	—	149
Exercise of stock options	—	7	—	—	—	7
Net earnings for the year ended September 30, 2003	—	—	3,724	—	—	3,724
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	(752)	(752)

Balance at September 30, 2003	25	24,478	23,171	(286)	(689)	46,699

Amortization expense of stock benefit plans	—	432	19	263	—	714
Compensation expense relating to vested stock options	—	191	—	—	—	191
Issuance of common shares	14	26,800	—	(700)	—	26,114
Net earnings for the year ended September 30, 2004	—	—	2,869	—	—	2,869
Dividends paid of $.30 per common share	—	—	(1,168)	—	—	(1,168)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	356	356

Balance at September 30, 2004	$39	$51,901	$24,891	$(723)	$(333)	$75,775

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30, 2004, 2003 and 2002

(In thousands)

	2004	2003	2002

Cash flows provided by (used in) operating activities:
Net earnings for the year	$2,869	$3,724	$3,149
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Amortization of premiums and discounts on investment and mortgage-backed securities, net	1,493	1,058	264
Amortization of deferred loan origination fees	(1,761)	(1,574)	(716)
Amortization expense of stock benefit plan	714	581	839
Compensation expense related to vested stock options	191	149	143
Amortization and other charges related to goodwill	—	—	1,456
Reduction of goodwill associated with sale of loans and deposits	—	1,650	—
Depreciation and amortization	1,924	879	967
Provision for losses on loans	3,600	4,198	5,265
Federal Home Loan Bank stock dividends	(424)	(414)	(430)
Mutual funds dividends	(51)	(39)	—
(Gain) loss on sale of securities	(19)	(493)	3
Gain on sale of branch premises and deposits	(261)	(148)	(2,140)
Gain on sale of loans	(110)	—	—
Proceeds from sale of loans in the secondary market	10,013	—	—
Loans originated for sale in the secondary market	(9,903)	—	—
Increase (decrease) in cash, net of acquisition of Kenwood Bancorp, Inc., due to changes in:
Accrued interest receivable on loans	(632)	316	(179)
Accrued interest receivable on investments and mortgage-backed securities	(398)	(403)	(58)
Prepaid expenses and other assets	(331)	134	(3,916)
Accrued interest payable	(481)	(134)	652
Other liabilities	393	(119)	(132)
Federal income taxes
Current	(1,169)	(1,657)	3,583
Deferred	(845)	(878)	(2,369)
Net cash provided by operating activities	4,812	6,830	6,381

Cash flows provided by (used in) investing activities:
Purchases of investment securities	—	(1,000)	—
Proceeds from sale of investment securities designated as available for sale	1,410	32	—
Purchase of mortgage-backed securities	(146,953)	(208,079)	(20,264)
Principal repayments on mortgage-backed securities	51,489	23,032	1,730
Proceeds from sale of mortgage-backed securities designated as available for sale	—	68,357	3,520
Proceeds from sale of loans and loan participations	5,003	10,180	6,738
Principal repayments on loans	236,398	247,086	153,207
Loan disbursements	(289,465)	(278,573)	(261,576)
Purchase of office premises and equipment	(6,380)	(2,132)	(2,002)
Proceeds from sale of branch premises and deposits	988	—	3,572
Purchase of Federal Home Loan Bank stock	(196)	—	(970)
Proceeds from sale of real estate acquired through foreclosure	1,071	65	—
Sale of Federal Home Loan Bank stock	—	100	—
Cash received in branch acquisition transaction-net	—	19,730	—
Cash received in acquisition of Kenwood Bancorp, Inc. - net	—	—	2,042
Net cash used in investing activities	(146,635)	(121,202)	(114,003)

Net cash used in operating and investing activities (balance brought forward)	$(141,823)	$(114,372)	$(107,622)

The accompanying notes are an integral part of these statements.

	2004	2003	2002

Net cash used in operating and investing activities (balance brought forward)	$(141,823)	$(114,372)	$(107,622)

Cash flows provided by (used in) financing activities:
Net increase in deposit accounts	16,536	31,209	97,551
Proceeds from Federal Home Loan Bank advances and other borrowings	210,800	162,950	79,250
Repayment of Federal Home Loan Bank advances and other borrowings	(106,200)	(96,000)	(69,289)
Proceeds from issuance of junior subordinated debentures	—	—	12,500
Net decrease in advances for taxes and insurance	(73)	(187)	(348)
Proceeds from issuance of common stock	26,814	—	—
Dividends paid on common stock	(1,168)	—	—
Proceeds from exercise of stock options	—	7	—
Shares acquired by ESOP	(700)	—	—
Net cash provided by financing activities	146,009	97,979	119,664

Net increase (decrease) in cash and cash equivalents	4,186	(16,393)	12,042

Cash and cash equivalents at beginning of year	10,244	26,637	14,595

Cash and cash equivalents at end of year	$14,430	$10,244	$26,637

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Federal income taxes	$3,500	$4,530	$2,600

Interest on deposits and borrowings	$20,294	$18,206	$14,833

Supplemental disclosure of noncash investing activities:
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$356	$(752)	$81

Transfers from loans to real estate acquired through foreclosure	$513	$2,863	$620

Loans disbursed to facilitate sale of real estate acquired through foreclosure	$339	$2,325	$191

Loans disbursed to facilitate sale of real estate	$490	$—	$—

Recognition of mortgage servicing rights in accordance with SFAS No. 140	$—	$148	$—

Fair value of assets received in acquisition of:

Kenwood Bancorp, Inc.	$—	$—	$56,550

Ameriana branch acquisition	$—	$34,440	$—

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Peoples Community Bancorp, Inc. (“Peoples” or the “Corporation”) is a savings and loan holding company whose activities are primarily limited to holding the stock of Peoples Community Bank (“the Bank”).  Peoples conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes.  Peoples’ profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds).  Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances.  The level of interest rates paid or received by Peoples can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management’s control.

The Corporation has entered into a number of acquisitions and divestitures during the years covered by these financial statements.

On January 18, 2002, the Bank sold $11.0 million in total loans and $9.9 million in total deposits to another financial institution pursuant to a Purchase and Assumption Agreement.  These assets and liabilities had been assigned to the Bank’s branch office located in Blanchester, Ohio.

On April 26, 2002, the Bank completed its acquisition of Kenwood Bancorp, Inc. for consideration of $25.22 per outstanding share, totaling $7.9 million in cash.  Kenwood was merged with and into the Bank and Kenwood’s wholly-owned banking subsidiary, Kenwood Savings Bank, became a wholly-owned subsidiary of Peoples.  The Bank acquired $56.6 million in total assets and recorded approximately $3.4 million in goodwill as a result of the transaction.

On July 25, 2003, the Bank sold Kenwood Savings Bank consisting primarily of $10.0 million in deposits and $10.1 million of loans to Fort Washington Trust Company, a subsidiary of Western and Southern Life Insurance Company for total cash consideration of $1.7 million.

On September 26, 2003, the Bank acquired the two Ohio branch offices of Ameriana Bank and Trust, including $32.8 million in loans and $55.6 million in deposits.  The Bank recorded approximately $2.3 million in goodwill as a result of the transaction.

On April 27, 2004, Peoples Community Bancorp completed a secondary offering of 1,365,674 shares of common stock.  The net proceeds of the offering, totaling approximately $26.8 million, have been used to fund Peoples Community Bancorp’s growth strategy and for general corporate purposes.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and general accounting practices within the financial services industry.  In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  Actual results could differ from such estimates.

The following is a summary of the Corporation’s significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Bank, it’s wholly-owned subsidiary.  All significant intercompany items have been eliminated.  In December 2003, FASB issued a revision to FIN 46 to clarify certain provisions that affected the accounting for trust preferred securities.  As a result of the provisions in FIN 46, Peoples Bancorp Capital Trust I was deconsolidated as of June 30, 2004, with the Company accounting for its investment in Peoples Community Bancorp Capital Trust I as an asset, its subordinated debentures as debt, and the interest paid thereon as interest expense.  The Company had always classified the trust preferred securities as debt, but eliminated its common stock investment.

2.  Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.”  SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale.  Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders’ equity.  As of September 30, 2004 and 2003, Peoples had designated all of its securities as available for sale.

Realized gains and losses on sales of securities are recognized using the specific identification method.  Amortization of premiums and accretion of discounts are recorded on a principal paydown method based on the estimated duration of the underlying security.

3.  Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses.  Interest is accrued as earned unless the collectibility of the loan is in doubt.  Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management’s periodic evaluation.  The allowance is established by a charge to interest income equal to all interest previously accrued.  Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has returned to normal.  In this case the loan is returned to accrual status.  If the ultimate collectibility of principal is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

During fiscal 2003, Peoples sold loans as a part of the Kenwood Savings Bank transaction, retaining servicing on the loans sold.

Peoples accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which requires that Peoples recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired.  An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment.  Impairment is measured based on fair value.  The mortgage servicing rights recorded by Peoples, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.  Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio.  Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans.  The present value of future earnings is the “economic” value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Bank recorded amortization related to mortgage servicing rights totaling $111,000 and $37,000 for the fiscal years ended September 30, 2004 and 2003, respectively.  At September 30, 2003, the fair value and carrying value of the Bank’s mortgage servicing rights totaled approximately $111,000.  No mortgage servicing rights existed at September 30, 2004 or 2002.

4.  Loan Origination Fees

Peoples accounts for loan origination fees in accordance with SFAS No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases.”  Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments.  Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs.  Fees received for loan commitments that are expected to be drawn upon, based on Peoples’ experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method.  Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5.  Allowance for Loan Losses

It is Peoples’ policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area.  When the collection of a loan becomes doubtful, or otherwise troubled, Peoples records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan’s carrying value.  Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date.  The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

Peoples accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loan’s observable market price or fair value of the collateral.  Peoples’ current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment.  With respect to Peoples’ investment in multi-family, nonresidential real estate and land loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.  With respect to the Bank’s investment in unsecured commercial lines of credit, impairment is measured based upon the present value of expected future cash flows.

It is Peoples’ policy to charge off unsecured credits that are more than ninety days delinquent.  Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

6.  Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets.  Maintenance, repairs and minor renewals are expensed as incurred.  For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty to fifty years for buildings, ten to fifty years for building improvements, and three to ten years for furniture and equipment.  An accelerated method is used for tax reporting purposes.

7.  Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan’s unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition.  Real estate loss provisions are recorded if the properties’ fair value subsequently declines below the amount determined at the recording date.  In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized.  Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8.  Goodwill

Prior to adoption of SFAS No. 142, goodwill was amortized over a ten year period using the straight-line method.  Management had periodically evaluated the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.  During fiscal 2002, the Corporation recorded a charge to goodwill totaling $1.0 million following a review of diminished net interest income arising from loans and deposits acquired in the fiscal 2000 purchase of Harvest Home Financial Corporation.

During fiscal 2003, the Bank acquired two branch offices from another financial institution resulting in recognition of $2.3 million in goodwill.  Additionally, the Bank sold Kenwood Savings Bank, resulting in a reduction of approximately $1.1 million of goodwill related to the fiscal 2002 acquisition of Kenwood.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 “Goodwill and Intangible Assets,” which prescribes accounting for all purchased goodwill and intangible assets.  Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.  Goodwill has been assigned to the Bank as the reporting unit that is expected to benefit from the goodwill.

Peoples evaluated the unamortized goodwill balance of $6.1 million during fiscal 2004 in accordance with the provisions of SFAS No. 142.  The evaluation showed no indication of impairment.  The adoption of SFAS No. 142 in fiscal 2002 resulted in the elimination of annual goodwill amortization of approximately $460,000.

The following table displays the pro forma effects on net earnings and earnings per share as if SFAS No. 142 had been applicable to the fiscal year ended September 30, 2002.

	For the year ended September 30,
	2004	2003	2002
	(In thousands, except per share amounts)

Reported net earnings	$2,869	$3,724	$3,149

Add back: goodwill amortization	—	—	460

Adjusted net earnings	$2,869	$3,724	$3,609

Basic earnings per share:
Reported net earnings	$0.92	$1.51	$1.29
Goodwill amortization	—	—	.19

Adjusted net earnings	$0.92	$1.51	$1.48

Diluted earnings per share:
Reported net earnings	$0.91	$1.48	$1.27
Goodwill amortization	—	—	.19

Adjusted net earnings	$0.91	$1.48	$1.46

The changes in the carrying amount of goodwill for the years ended September 30, 2004 and 2003, were:

	2004	2003

Balance as of October 1	$6,089	$4,875
Sale of Kenwood Charter		(1,089)
Purchase of Ameriana branches	—	2,303

Balance as of September 30	$6,089	$6,089

9.  Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.”  Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods.  Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years’ earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income.  A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income.  Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

10.  Benefit Plans

Peoples has a noncontributory unfunded retirement plan that covers all members of its Board of Directors.  Peoples’ policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement.  The plan provides for immediate and total vesting for all current participants.  The provision for directors retirement expense totaled $45,000, $84,000 and $84,000 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

The Corporation has an Employee Stock Ownership Plan (“ESOP”) which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Corporation makes annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP on unallocated shares.  All shares in the ESOP were acquired using funds provided by a loan from the Corporation and accordingly the cost of those shares is shown as a reduction of stockholders’ equity.  Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings.  Dividends on unallocated shares are used to repay the loan and are treated as compensation expense.  Compensation expense is recorded equal to the fair market value of the stock when contributions are made to the ESOP.    The Corporation accounts for the ESOP in accordance with Statement of Position (“SOP”) 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.”  SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year.  In April 2004, the Corporation added 35,000 shares to the ESOP plan in connection with its secondary stock offering at a total value of $700,000.  Expense recognized related to the ESOP totaled $484,000, $438,000 and $361,000 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

	2004	2003	2002

Allocated shares	66,640	47,600	28,560
Shares released for allocation	24,037	19,040	19,040
Unearned shares	39,523	28,560	47,600

Total ESOP shares	130,200	95,200	95,200

(In thousands)
Fair value of unearned shares at September 30	$922	$657	$1,107

The Corporation also has a Management Recognition Plan (“MRP”) which provides for awards of up to 79,109 shares of the Corporation’s common stock to members of the Board of Directors, management and employees.  As of September 30, 2004, the MRP had awarded 68,855 cumulative shares to members of the Board of Directors, management and employees.  Common shares awarded to outside members of the Board of Directors were fully expensed when granted, while shares awarded to members of management and employees will vest over a five year period beginning with the date of the award.  Shares awarded under the MRP are distributed from previously authorized but unissued shares.

Shares distributed to recipients of the awards totaled 27,105 shares as of September 30, 2004.  The Corporation recorded expense related to the MRP totaling approximately $263,000, $128,000 and $129,000 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

11.  Stock Option Plan

During fiscal 2001 the Board of Directors adopted the Peoples Community Bancorp, Inc. Stock Option and Incentive Plan (the “Plan”) that provides for the issuance of 197,773 shares of authorized but unissued shares of common stock at fair value at the date of grant.  Through September 30, 2004, the Corporation had granted 170,804 shares, net of forfeitures, under the Plan.  The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant.  The remaining shares in the Plan may be granted to employees in increments of 20% per year based on management’s discretion.

The Corporation accounts for the Plan in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award.  Compensation is then recognized over the service period, which is usually the vesting period.

Beginning with fiscal 2002, the Corporation elected to record the expense related to the vesting of its stock options in accordance with the provisions of SFAS No. 123.  Total expense recognized related to stock options amounted to $191,000, $149,000 and $143,000 for fiscal years ended September 30, 2004, 2003 and 2002, respectively.

The fair value of the option grants are estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 2004, 2003 and 2002:  dividend yield of 2.5% for 2004 and no dividend yield for 2003 and 2002; expected volatility of 26.6% and 21.4% and 20.0%, respectively; a risk-free interest rate of 4.6%, 3.6% and 2.0% in fiscal 2004, 2003 and 2002, respectively, and an expected life of ten years for all grants.

A summary of the status of the Plan as of and for the years ended September 30 is presented below:

	2004		2003		2002
	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price

Outstanding at beginning of year	144,528	$16.75	120,329	$15.34	94,861	$14.00
Granted	26,969	23.20	26,391	23.22	25,728	20.25
Exercised	—	—	(468)	14.00	—	—
Forfeited	(1,161)	18.60	(1,724)	17.99	(260)	14.00

Outstanding at end of year	170,336	$17.76	144,528	$16.75	120,329	$15.34

Options exercisable at year-end	70,839	$15.53	42,152	$14.73	18,924	$14.00

Weighted-average fair value of options granted during the year		$4.50		$9.41		$6.19

The following information applies to options outstanding at September 30, 2004:

Number outstanding	93,041
Exercise price	$14.00
Weighted-average exercise price	$14.00
Weighted-average remaining contractual life	6.75 years
Options exercisable at year end	55,836

Number outstanding	77,295
Range of exercise prices	$20.25 - $23.22
Weighted-average exercise price	$22.28
Weighted-average remaining contractual life	8.78 years
Options exercisable at year end	15,003

Weighted-average exercise price(all outstanding shares)	$17.76
Weighted-average remaining contractual life	7.67 years
Options exercisable at year end	70,839

12.  Earnings Per Share

Basic earnings per share for the fiscal years ended September 30, 2004, 2003 and 2002 is based upon the weighted-average shares outstanding during the year, less 39,523, 28,560 and 47,600 unallocated ESOP shares, respectively.  Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation’s stock option plan.  The computations were as follows:

	2004	2003	2002
Weighted-average common shares outstanding (basic)	3,103,000	2,474,673	2,447,984
Dilutive effect of assumed exercise of stock options	37,005	39,490	29,796
Weighted-average common shares outstanding (diluted)	3,140,005	2,514,163	2,477,780

Options to purchase 53,019 and 26,391 shares of common stock at a weighted-average exercise price of $23.21 and $23.22 were outstanding at September 30, 2004 and 2003, respectively, but were excluded from the calculation of diluted earnings per share for each year because the exercise price was greater than the average market price of the common shares.

13.  Fair Value of Financial Instruments

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value.  For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows.  Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2004 and 2003:

Cash and cash equivalents:  The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities:  For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable:  The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and unsecured commercial loans.  These loan categories were further delineated into fixed-rate and adjustable-rate loans.  The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.  For consumer and other loans, fair values were deemed to equal the historic carrying values.  The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock:  The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits:  The fair value of checking accounts, savings accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand.  Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank:  The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

Other borrowed money:  The fair value of other borrowed money is estimated using the rates currently offered for similar borrowings of similar remaining maturities.

Subordinated debentures:  The fair value of the Corporation’s subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities.

Commitments to extend credit:  For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates.  At September 30, 2004 and 2003, the difference between the fair value and notional amount of loan commitments was not material.

Accrued Interest:   The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation’s financial instruments at September 30 are as follows:

	2004		2003
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)
Financial assets
Cash and cash equivalents	$14,430	$14,430	$10,244	$10,244
Investment securities	1,069	1,069	2,156	2,156
Mortgage-backed securities	228,085	228,085	133,828	133,828
Loans receivable	599,466	601,222	554,351	568,016
Accrued interest receivable	3,599	3,599	2,569	2,569
Federal Home Loan Bank stock	10,841	10,841	10,221	10,221

	$857,490	$859,246	$713,369	$727,034
Financial liabilities
Deposits	$472,436	$475,567	$455,900	$464,207
Advances from the Federal Home Loan Bank	324,500	330,054	218,500	227,295
Other borrowed money	—	—	1,400	1,400
Accrued interest payable	228	228	709	709
Subordinated debentures	12,887	12,887	12,500	13,313

	$810,051	$818,736	$689,009	$706,924

14.  Capitalization

The Corporation’s authorized capital stock includes 1,000,000 shares of $.01 per share par value voting preferred stock.  No preferred shares were issued at September 30, 2004 and 2003.

15.  Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions.

16.  Reclassifications

Certain prior year amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30, 2004 and 2003, are summarized as follows:

	2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available for sale:

Mutual funds	$1,091	$—	$22	$1,069

	2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available for sale:

FHLMC stock	$1,391	$—	$268	$1,123
Mutual funds	1,039	—	6	1,033

	$2,430	$—	$274	$2,156

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2004 and 2003, are summarized as follows:

	2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available for sale:
Federal Home Loan Mortgage Corporation participation certificates	$86,187	$—	$880	$85,307

Government National Mortgage Association participation certificates	37,557	262	—	37,819

Federal National Mortgage Association participation certificates	104,824	419	284	104,959

	$228,568	$681	$1,164	$228,085

	2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available for sale:
Federal Home Loan Mortgage Corporation participation certificates	$94,295	$—	$590	$93,705
Federal National Mortgage Association participation certificates	40,303	—	180	40,123

	$134,598	$—	$770	$133,828

During fiscal 2004 the Bank sold it’s investment in FHLMC stock for proceeds of $1.4 million resulting in a realized gain of $19,000 and a related tax effect of $7,000. Proceeds from sales of investment and mortgage-backed securities amounted to $68.5 million during the fiscal year ended September 30, 2003, resulting in gross realized gains totaling $493,000 and a related tax effect of $168,000.  Proceeds from sales of investment and mortgage-backed securities acquired in the Kenwood acquisition amounted to $3.5 million during the fiscal year ended September 30, 2002, resulting in gross realized gains of $17,000 and gross realized losses of $20,000.

At September 30, 2004, People’s had $23.0 million of mortgage-backed securities pledged to secure public deposits, and $174.6 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.  At September 30, 2003, People’s had $25.3 million of mortgage-backed securities pledged to secure public deposits, and $49.6 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at September 30, 2004, was $129.9 million, which approximated 56.7% of the Corporation’s investment portfolio.  These declines primarily resulted from recent increases in market rates.  Based on evaluation of the available evidence, including recent changes in market rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net earnings in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized loses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2004.

	Less than 12 months			12 Months or Longer			Total
Description of securities	Number of investments	Fair value	Unrealized Losses	Number of investments	Fair value	Unrealized Losses	Fair value	Unrealized Losses
	(In Thousands)

Mutual funds	2	$1,069	$22	—	$—	$—	$1,069	$22
Mortgage-backed securities	9	69,679	393	8	59,244	771	128,922	1,164

Total temporarily impaired securities	11	$68,748	$415	8	$59,244	$771	$129,991	$1,186

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at September 30 is summarized as follows:

	2004	2003
	(In thousands)
Residential real estate
One-to-four family	$226,735	$230,775
Multifamily	106,799	95,459
Construction	93,217	90,788
Nonresidential real estate and land	158,907	131,444
Nonresidential real estate construction	31,779	31,810
Commercial	33,238	29,955
Consumer and other	21,781	11,769
Total loans receivable	672,456	622,000

Less:
Undisbursed portion of loans in process	59,045	55,308
Deferred loan origination fees	2,920	2,597
Allowance for loan losses	11,025	9,744

Loans receivable - net	$599,466	$554,351

As depicted above, Peoples has continued to change the composition of the loan portfolio from a primary focus of one-to-four family residential loans, to the addition of loans secured by multi-family residential and nonresidential real estate.  One-to-four-family residential loans comprised 37.8% and 41.6% of the net loan portfolio at September 30 2004 and 2003, respectively.  Multi-family residential loans comprised approximately $106.8 million, or 17.8%, of the net loan portfolio at September 30, 2004, and $95.5 million or 17.2%, of the net loan portfolio at September 30, 2003.  Nonresidential real estate lending comprised approximately $190.7 million, or 31.8%, and $163.3 million, or 29.4%, of the net loan portfolio at September 30, 2004 and September 30, 2003, respectively.  Generally, real estate loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Peoples with adequate collateral coverage in the event of default.  Nevertheless, Peoples, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values.  However, management believes that real estate values in Peoples’ primary lending area are presently stable.

In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests.  All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties.  The aggregate dollar amount of loans to executive officers and directors was approximately $1.1 million and $893,000 at September 30, 2004 and 2003, respectively.  During the fiscal year ended September 30, 2004, there was one loan totaling $375,000 originated to executive officers and directors, while principal repayments of $218,000 were received from executive officers and directors.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

	2004	2003	2002
	(In thousands)

Balance at beginning of year	$9,744	$7,656	$3,662
Provision for losses on loans	3,600	4,198	5,265
Charge-off of loans	(2,360)	(2,122)	(1,547)
Recoveries	41	12	—
Allowance resulting from acquisition of Kenwood – net	—	—	276

Balance at end of year	$11,025	$9,744	$7,656

At September 30, 2004, the Bank’s allowance for loan losses was solely general in nature and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

At September 30, 2004, 2003 and 2002, the Bank’s nonaccruing loans amounted to $6.0 million, $7.3 million and $7.5 million, respectively.  At September 30, 2004 no loans greater than 90 days delinquent were still accruing.  Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $560,000, $266,000 and $343,000 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

Information with respect to the Bank’s impaired loans at and for the years ended September 30, 2004 and 2003 is as follows:

	2004	2003
	(In thousands)

Impaired loans with related allowance	$4,097	$7,822
Impaired loans with no related allowance	54	—

Total impaired loans	$4,151	$7,822

Allowance for losses on impaired loans
Beginning balance	$666	$679
Provision for losses on loans	2,177	27
Charge off of loans	(1,475)	(40)

Ending balance	$1,368	$666

Average recorded investment in impaired loans	$5,995	$8,853

Interest income recognized on impaired loans	$44	$172

Interest income recognized on a cash basis on impaired loans	$44	$172

The allowance for impaired loans is included in the Bank’s overall allowance for loan losses.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are comprised of the following at September 30:

	2004	2003
	(In thousands)

Land and improvements	$5,102	$3,858
Office buildings and improvements	8,384	7,468
Construction in progress	4,445	1,769
Furniture, fixtures and equipment	3,837	3,837
	21,768	16,932

Less accumulated depreciation	3,952	3,876

	$17,816	$13,056

During fiscal 2003, the Corporation completed construction of four new branch office facilities located in southwestern Ohio.  Two of the offices replaced existing branch buildings. The cost of these two projects amounted to approximately $2.1 million.  During the fourth quarter of fiscal 2003, the Corporation began construction of a branch office in Warren County.  This office was completed in the second quarter of fiscal 2004 at a cost of $1.4 million.  During the first quarter of fiscal 2004 construction began on a new office at the Voice of America Park in Butler County with completion in October 2004.  The cost of this project is estimated at $3.5 million and will house a portion of the Company’s corporate staff, with approximately 50% of the building leased to a local Chamber of Commerce.

Additionally, projects on two branch offices to replace existing structures began in the second quarter of fiscal 2004 with total remaining estimated costs of $1.5 million committed for completion. Estimated completion dates are in the first and fourth quarters of fiscal 2005.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at September 30:

Deposit type and weighted-average	2004		2003
interest rate	Amount	%	Amount	%
	(Dollars in thousands)

Non-interest bearing checking accounts	$17,638	3.7%	$9,266	2.0%
Checking accounts - 1.33% in 2004 and 1.38% in 2003	18,978	4.0	29,602	6.5
Savings accounts – 1.96% in 2004 and 1.39% in 2003	145,437	30.8	134,767	29.6
Money market demand deposit - 1.24% in 2004 and 1.26% in 2003	29,582	6.3	37,382	8.2
Total demand, transaction and passbook deposits	211,635	44.8	211,017	46.3

Certificates of deposit:
Original maturities of:
Less than 12 months 1.97% in 2004 and 1.95% in 2003	16,517	3.5	23,543	5.1
12 months to 36 months 2.66% in 2004 and 3.06% in 2003	130,433	27.6	131,652	28.9
More than 36 months 4.40% in 2004 and 5.05% in 2003	62,879	13.3	45,404	10.0
Individual retirement accounts 4.37% in 2004 and 4.44% in 2003	50,972	10.8	44,284	9.7

Total certificates of deposit	260,801	55.2	244,883	53.7

Total deposits	$472,436	100.0%	$455,900	100.0%

At September 30, 2004 and 2003, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $52.2 million and $46.2 million, respectively.

Interest expense on deposit accounts is summarized as follows for the years ended September 30:

	2004	2003	2002
	(In thousands)

Checking accounts	$316	$207	$218
Savings and escrow accounts	2,474	2,459	1,392
Money market demand deposit accounts	407	604	776
Certificates of deposit	8,275	7,990	8,078

	$11,472	$11,260	$10,464

Maturities of outstanding certificates of deposit are summarized as follows at September 30:

	2004	2003
	(In thousands)

One year or less	$119,542	$125,197
One to two years	48,341	37,681
Two to three years	42,243	32,584
Three to four years	21,300	29,658
Four to five years	29,375	19,763

	$260,801	$244,883

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at September 30, 2004 by pledges of certain residential mortgage loans totaling $327.5 million, certain mortgage backed securities totaling $200.9 million, and Peoples’ investment in Federal Home Loan Bank stock, are summarized as follows:

	Maturing fiscal	September 30,
Interest Rate	year ending in	2004	2003
		(Dollars in thousands)

1.10%	2004	—	$66,000
1.88%	2005	172,000	—
5.22%	2008	1,500	1,500
3.97% - 4.13%	2011	1,000	1,000
3.58% - 4.24%	2012	150,000	150,000

		$324,500	$218,500

Weighted-average interest rate		2.85%	3.08%

NOTE H - OTHER BORROWED MONEY

The Corporation has a $10.0 million line of credit with another financial institution, with interest payable at LIBOR plus 150 basis points.  No balance is outstanding at September 30, 2004.  At September 30, 2003, the Corporation had $1.4 million outstanding at an interest rate of 2.62%.  This line of credit expires in the second quarter of fiscal 2005.  The loan is secured by the outstanding shares of the Bank.

NOTE I - GUARANTEED PREFERRED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEBENTURES

In fiscal 2002, a Delaware trust owned by the Corporation (the “Trust”), issued $12.5 million of mandatorily redeemable debt securities.  The debt securities issued by the Trust are included in the Corporation’s regulatory capital, specifically as a component of Tier I capital.  The subordinated debentures are the sole assets of the Trust, and the Corporation owns all of the common securities of the Trust.  Interest payments on the debt securities are made semi-annually at an annual variable interest rate equal to the six-month LIBOR rate plus 375 basis points, or equal to 5.61% and 4.81% at September 30, 2004, and 2003, respectively, and are reported as a component of interest expense on borrowings.  The net proceeds received by the Corporation from the sale of the debt securities were used for general corporate purposes, including to facilitate the growth of the Bank.  The subordinated debentures mature in December 2031, but can be redeemed through prior approval by the OTS in any June or December beginning in 2006.

NOTE J - COMMITMENTS

Peoples is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit.  Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition.  The contract or notional amounts of the commitments reflect the extent of Peoples’ involvement in such financial instruments.

Peoples’ exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments.  Peoples uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At September 30, 2004, Peoples had commitments to originate loans totaling $4.3 million of which $2.1 million were fixed rate and $2.2 million were adjustable rate.  Additionally, Peoples had adjustable rate commitments for unused lines of credit under home equity loans totaling $33.1 million and adjustable rate commitments for unused commercial lines of credit totaling $9.2 million. Management believes that such loan commitments are able to be funded through normal cash flow from operations.  Fees received in connection with the commitments to originate loans have not been recognized in earnings. Additionally, Peoples had commitments to purchase variable rate mortgage-backed securities totaling $30.2 million and fixed rate standby letters of credit for customers totaling $6.6 million at September 30, 2004.  From time to time balances with correspondent banks may exceed the FDIC $100,000 insurable limit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Peoples evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if it is deemed necessary by Peoples upon extension of credit, is based on management’s credit evaluation of the counterparty.  Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

Peoples Community Bancorp has a stock purchase agreement with various stockholders of Columbia Bancorp, Inc., Cincinnati, Ohio, a privately held bank holding company, to acquire 69,925 shares held by these stockholders for an aggregate purchase price of $2.5 million.  These shares represent approximately 38% of Columbia’s presently issued and outstanding common stock.  This proposed stock purchase is subject to regulatory approval.  Assuming regulatory approval, Peoples Community Bancorp, Inc. would become a bank holding company.  Peoples Community Bancorp, Inc. does not anticipate any significant changes to its operations if it becomes a bank holding company.

Peoples had also entered into lease agreements for office premises under operating leases which expire at various dates through 2007. Rent expense totaled $95,000, $94,000 and $83,000 for the years ended September 30, 2004, 2003 and 2002, respectively. The following table summarizes minimum payments due under lease agreements by year.

Year ending September 30,	(Dollars in thousands)

2005	$24
2006	19
2007	12
$55

NOTE K - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

	2004	2003	2002
	(Dollars in thousands)

Federal income taxes at statutory rate	$1,424	$1,920	$1,884
Increase in taxes resulting from:
Amortization and other charges related to goodwill	—	—	495
Other	(104)	2	13
Federal income taxes per consolidated financial statements	$1,320	$1,922	$2,392

Effective tax rate	31.5%	34.0%	43.2%

The composition of the Corporation’s net deferred tax asset at September 30 is as follows:

	2004	2003
	(In thousands)
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
Deferred tax assets:
General loan loss allowance	$3,751	$3,313
Deferred compensation	485	493
Stock benefit plans	26	22
Deferred loan origination fees	994	883
Unrealized losses on securities designated as as available for sale	172	355
Total deferred tax assets	5,428	5,066

Deferred tax liabilities:
Percentage of earnings bad debt deduction	—	(36)
Cash versus accrual basis of accounting	(13)	(70)
Federal Home Loan Bank stock dividends	(1,241)	(1,096)
Book/tax depreciation differences	(17)	(17)
Purchase price adjustments and goodwill	(52)	(965)
Total deferred tax liabilities	(1,323)	(2,184)

Net deferred tax asset	$4,105	$2,882

Prior to fiscal 1997, Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year.  This deduction totaled approximately $4.9 million as of September 30, 2004.  If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate.  The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $1.4 million.

As a result of fiscal 1997 legislative changes, Peoples is required to recapture as taxable income approximately $1.2 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its bad debt deduction in the future.  Peoples has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1999.

NOTE L - REGULATORY CAPITAL

Peoples is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the “OTS”).  Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of it’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement.  The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets.  The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest regulatory examination rating and acceptable levels of risk.  The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets.  In computing risk-weighted assets, Peoples multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2004, the Bank was notified by the OTS that it was categorized as “well-capitalized” under the regulatory framework for prompt corrective action.  To be categorized as “well-capitalized” the Bank must maintain minimum capital ratios as set forth in the following tables.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

As of September 30, 2004 and 2003, Peoples Community Bank exceeded all capital adequacy requirements to which it was subject.

Peoples Community Bank

	As of September 30, 2004
	Actual		For capital adequacy purposes		To be “well- capitalized” under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Tangible capital	$73,507	8.3%	≥$13,289	≥1.5%	≥$44,296	≥ 5.0%

Core capital	$73,507	8.3%	≥$35,436	≥4.0%	≥$53,155	≥ 6.0%

Risk-based capital	$80,884	13.8%	≥$46,986	≥8.0%	≥$58,733	≥10.0%

	As of September 30, 2003
	Actual		For capital adequacy purposes		To be “well- capitalized” under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Tangible capital	$54,298	7.4%	≥$11,016	≥1.5%	≥$36,681	≥ 5.0%

Core capital	$54,298	7.4%	≥$29,377	≥4.0%	≥$44,017	≥ 6.0%

Risk-based capital	$60,646	11.9%	≥$40,614	≥8.0%	≥$50,785	≥10.0%

Management believes that, under the current regulatory capital regulations, the Bank will continue to meet the minimum capital requirements in the foreseeable future.  However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank’s market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the periods ended September 30, 2004, 2003 and 2002.

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2004 and 2003

(In thousands)

	2004	2003
ASSETS

Cash and cash equivalents	$8,969	$31
Loan receivable from Bank	723	286
Investment in Peoples Community Bank	79,286	60,107
Prepaid federal income taxes and other assets	1,368	665

Total assets	$90,346	$61,089

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses and other liabilities	$222	$204
Accounts payable to subsidiary	1,462	286
Borrowings	—	1,400
Guaranteed preferred beneficial interests in junior subordinated debentures	12,887	12,500
Total liabilities	14,571	14,390

Stockholders’ equity
Common stock and additional paid-in capital	51,217	24,217
Retained earnings	24,891	23,171
Unrealized losses on securities designated as available for sale, net of tax effects	(333)	(689)
Total stockholders’ equity	75,775	46,699

Total liabilities and stockholders’ equity	$90,346	$61,089

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF EARNINGS

For the years ended September 30, 2004, 2003 and 2002

(In thousands)

	2004	2003	2002
Revenue
Interest income	$28	$2	$66
Equity in earnings of Peoples Community Bank	3,480	4,266	3,900
Total revenue	3,508	4,268	3,966

Expense
Interest expense	667	575	1,139
General and administrative expenses	287	248	66
Total expense	954	823	1,205

Earnings before income taxes	2,554	3,445	2,761

Federal income tax benefits	(315)	(279)	(388)

NET EARNINGS	$2,869	$3,724	$3,149

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF CASH FLOWS

Years ended September 30, 2004, 2003 and 2002

(In thousands)

	2004	2003	2002

Cash provided by (used in) operating activities:
Net earnings for the year	$2,869	$3,724	$3,149
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Undistributed earnings of consolidated subsidiary	(3,480)	(4,272)	(3,900)
Increase (decrease) in cash due to changes in:
Other assets	(317)	(249)	(410)
Other liabilities	1,194	(336)	59
Net cash provided by (used in)operating activities	266	(1,133)	(1,102)

Cash flows provided by (used in) investing activities:
Proceeds from repayment of loan to ESOP	264	190	190
Loan disbursed to ESOP	(700)	—	—
Contribution to Peoples Community Bank	(14,438)	—	(12,115)
Net cash provided by (used in) investing activities	(14,874)	190	(11,925)

Cash flows provided by financing activities:
Proceeds from borrowings	500	950	450
Repayment of borrowings	(1,900)	—	—
Dividends paid on common stock	(1,168)	—	—
Proceeds from issuance of common stock-net	26,114	—	—
Proceeds from exercise of stock options	—	7
Proceeds from issuance of junior subordinated debentures	—	—	12,500

Net cash provided by financing activities	23,546	957	12,950

Net increase (decrease) in cash and cash equivalents	8,938	14	(77)

Cash and cash equivalents at beginning of year	31	17	94

Cash and cash equivalents at end of year	$8,969	$31	$17

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation.  Generally, the Bank’s payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period.  Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At September 30, 2004 the dividend payment amount available without prior approval approximated $11.5 million.

Historically, management has carefully managed stockholders’ equity in a manner whereby the Corporation’s capital structure is aligned with the perceived risks inherent in its various lines of business.  In this regard, the Board and management are continually evaluating regulatory capital levels in view of projected growth, as well as changes in the asset mix.  Management strives to maintain excess regulatory capital at all times and, if necessary, will offer additional common shares in the future in order to maintain this capital posture.

NOTE N - BUSINESS COMBINATIONS

On April 26, 2002, the Corporation completed its acquisition of Kenwood Bancorp, Inc. (“Kenwood”) for consideration of $25.22 per outstanding share, totaling $7.9 million in cash.  The results of Kenwood’s operations subsequent to April 26, 2002, are included in the consolidated financial statements.  The Corporation acquired $56.6 million in total assets and recorded approximately $3.4 million in goodwill as part of the transaction.

On September 26, 2003, the Bank acquired two Ohio branch offices from Ameriana Bank and Trust (Ameriana), including $32.8 million in loans and $55.6 million in deposits.  The Bank recorded approximately $2.3 million in goodwill as a result of this transaction.

Each of the foregoing acquisitions focused on increasing the Corporation’s market share and scale of operations, as well as expanding its distribution network within its primary market area.

Presented below are pro-forma condensed statements of condition of Kenwood and Ameriana at the respective acquisition dates, reflecting the allocation of purchase price to major asset and liability caption.

Kenwood	At Acquisition	Pro-Forma Adjustments	Pro-Forma at April 26, 2002
	(In thousands)
	Dr. (Cr.)

Cash, investments and mortgage-backed securities	$13,731	$(7,944)	$5,787
Loans receivable, net	40,260	—	40,260
Office premises	1,647	24	1,671
Other assets	912	—	912
Goodwill	—	3,442	3,442

Total assets	$56,550	$(4,478)	$52,072

Deposits	$48,442	$—	$48,442
Advances	2,989	—	2,989
Other liabilities	641	—	641
Total liabilities	52,072	—	52,072

Stockholders’ equity	4,478	(4,478)	—

Total liabilities and stockholders’ equity	$56,550	$(4,478)	$52,072

Ameriana	At Acquisition	Pro-Forma Adjustments	Pro-Forma at September 26, 2003
	(In thousands)
	Dr. (Cr.)

Cash and investments	$19,382	$—	$19,382
Loans, net	28,919	3,909	32,828
Office premises and equipment	541	288	829
Other assets	259	—	259
Goodwill	—	2,303	2,303

Total assets	$49,101	$6,500	$55,601

Deposits	$55,601	$—	$55,601

Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the Ameriana transaction had been consummated as of the beginning of each of the fiscal years ended September 30, 2003 and 2002 and as if the Kenwood acquisition had been consummated as of the beginning of each of the fiscal years ended September 30, 2002.

	2003	2002
	(In thousands)
	(Unaudited)

Total interest income	$39,481	$37,918
Total interest expense	19,431	18,529
Net interest income	20,050	19,389

Provision for losses on loans	4,198	5,265
Other income	1,251	2,687
General, administrative and other expense	11,291	10,982
Earnings before income taxes	5,812	5,829

Federal income taxes	1,978	2,487

Net earnings	$3,834	$3,342

Pro-forma basic earnings per share	$1.55	$1.37

Pro-forma diluted earnings per share	$1.52	$1.34

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation’s quarterly results for the fiscal years ended September 30, 2004 and 2003.  Certain amounts, as previously reported, have been reclassified to conform to the 2004 presentation.

	Three Months Ended
	December 31,	March 31,	June 30,	September 30,
	(In thousands, except per share data)
2004:

Total interest income	$9,873	$10,032	$10,040	$10,226
Total interest expense	4,812	4,915	4,879	5,207

Net interest income	5,061	5,117	5,161	5,019
Provision for losses on loans	900	900	900	900
Gain on sale of assets	216	30	47	97
Other income	179	171	189	252
General, administrative and other expense	3,290	3,414	3,360	3,686

Earnings before income taxes	1,266	1,004	1,137	782
Federal income taxes	431	341	386	162

Net earnings	$835	$663	$751	$620

Earnings per share
Basic	$.33	$.27	$.21	$.16

Diluted	$.33	$.26	$.21	$.16

	Three Months Ended
	December 31,	March 31,	June 30,	September 30,
	(In thousands, except per share data)
2003:

Total interest income	$9,543	$9,277	$9,292	$9,057
Total interest expense	4,833	4,616	4,603	4,020

Net interest income	4,710	4,661	4,689	5,037
Provision for losses on loans	1,051	1,059	1,188	900
Gain on sale of assets	—	—	493	148
Other income	152	133	151	174
General, administrative and other expense	2,345	2,529	2,681	2,949

Earnings before income taxes	1,466	1,206	1,464	1,510
Federal income taxes	500	410	498	514

Net earnings	$966	$796	$966	$996

Earnings per share
Basic	$.39	$.32	$.39	$.41

Diluted	$.39	$.32	$.38	$.39

NOTE P – SUBSEQUENT EVENTS

On December 17, 2004 the Corporation entered into a definitive agreement and plan of merger whereby Peoples Community Bancorp, Inc. will acquire American State Corporation, the parent company of American State Bank (“American”).  American operates three offices in the Southeast Indiana communities of Lawrenceburg, Aurora and Bright, offering a wide range of bank products and services, including trust services. Under the terms of the agreement, Peoples will pay $4.79 in cash for each of the 1,469,062 outstanding common shares of American. Based upon the outcome of certain specific events, common shareholders may receive up to an additional $.82 per share. American’s outstanding preferred stock will be redeemed for cash at par value, totaling $700,000. At September 30, 2004, American had total assets of $67.5 million, deposits of $55.8 million and shareholders’ equity of $4.5 million.

The merger is expected to be consummated in the second quarter of 2005, pending approval by American’s shareholders, regulatory approval and other customary conditions of closing. This transaction will be accounted for using the purchase method of accounting.

Peoples Community Bancorp, Inc.

DIRECTORS AND OFFICERS

PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK

DIRECTORS

Paul E. Hasselbring

Chairman of the Board

Jerry D. Williams

President and Chief Executive Officer

John L. Buchanan

President of Buchanan’s Power Equipment Center, Inc.

James R. Van DeGrift

Trustee, Turtlecreek Township, Lebanon, Ohio

Thomas J. Noe

Treasurer and Executive Vice-President

John E. Rathkamp

Secretary and Chief Lending Officer

Nicholas N. Nelson

County Auditor, Warren County, Ohio

Donald L. Hawke

Retired

EXECUTIVE OFFICERS

Paul E. Hasselbring

Chairman of the Board

Jerry D. Williams

President and Chief Executive Officer

Thomas J. Noe

Treasurer and Executive Vice-President

Teresa A. O’Quinn

Chief Operating and Chief Financial Officer

John E. Rathkamp

Secretary and Chief Lending Officer

Dale B. Shafer

Senior Vice President

Jerry L. Boate

Director of Human Resources and Marketing

Lori M. Henn

Compliance Officer

Peoples Community Bancorp, Inc.

BANKING LOCATIONS AND STOCKHOLDER INFORMATION

BANKING LOCATIONS

Peoples Community Bancorp, Inc. is a Maryland-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank.  Peoples Community Bank is a federally-chartered, SAIF-insured stock savings bank operating through thirteen offices in Hamilton, Warren, and Butler counties in southwest Ohio.

Main Office

6100 West Chester Road

West Chester, Ohio  45069

Branch Offices

3621 Harrison Avenue	4825 Marburg Avenue	3663 Ebenezer Road
Cheviot, Ohio 45211	Cincinnati, Ohio 45209	Cincinnati, Ohio 45248

7522 Hamilton Avenue	11 South Broadway	1101 Columbus Avenue
Cincinnati, Ohio 45248	Lebanon, Ohio 45036	Lebanon, Ohio 45036

5797 South State Route 48	4100 State Route 128	8530 Arbor Square Drive
Maineville, Ohio 45039	Cleves, Ohio 45002	Mason, Ohio 45040

7200 Blue Ash Road	3530 Springdale Road	2906-6 West US 22 & 3
Cincinnati, Ohio 45236	Cincinnati, Ohio 45251	Maineville, Ohio 45039

ANNUAL MEETING

The Annual Meeting of Stockholders of Peoples Community Bancorp will be held on February 16, 2005, at 10:00 AM Eastern Standard Time, at the Company’s Voice of America location, 7615 Voice of America Centre Drive, West Chester, Ohio  45069.

TRANSFER AGENT/REGISTRAR

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey  07016

(908) 272-8511

STOCKHOLDER REQUESTS

Requests for annual reports, quarterly reports and related stockholder literature should be directed to John E. Rathkamp, Secretary, Peoples Community Bancorp, Inc., 6100 West Chester Road, P. O. Box 1130, West Chester, Ohio  45071.

Stockholders needing assistance with stock records, transfers or lost certificates, please contact Peoples Community Bancorp’s transfer agent, Registrar and Transfer Company.